Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2012	2011
Earnings available to cover fixed charges:
Income from continuing operations	$19,124	$12,274
Interest expense	17,218	19,748

Earnings available to cover net fixed charges	$36,342	$32,022

Fixed charges:
Interest expense	$17,218	$19,478
Interest capitalized	4,848	2,732

Fixed charges	$22,066	$22,210
Preferred stock dividends	911	2,953

Fixed charges and preferred stock dividends	$22,977	$25,163

Earnings available to cover fixed charges	$36,342	$32,022
Divided by fixed charges	$22,066	$22,210

Ratio of earnings to fixed charges	1.6x	1.4x

Earnings available to cover fixed charges	$36,342	$32,022
Divided by fixed charges and preferred stock dividends	$22,977	$25,163

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6 x	1.3 x